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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

American HomePatient, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
026649103
(CUSIP Number)
Lampe, Conway & Co., LLC
680 Fifth Avenue
Suite 1202
New York, New York 10019
Tel: (212) 581-8989

with a copy to:
Roland Hlawaty
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5735
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	026649103

1	NAMES OF REPORTING PERSONS: LC CAPITAL MASTER FUND, LTD

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,295,775 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,295,775 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,295,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	026649103

1	NAMES OF REPORTING PERSONS: LAMPE, CONWAY & CO., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,295,775 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,295,775 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,295,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, IV

CUSIP No.	026649103

1	NAMES OF REPORTING PERSONS: STEVEN G. LAMPE

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,295,775 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,295,775 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,295,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	026649103

1	NAMES OF REPORTING PERSONS: RICHARD F. CONWAY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,295,775 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,295,775 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,295,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
     The name of the issuer is American HomePatient, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s offices is 5200 Maryland Way, Suite 400, Brentwood, Tennessee 37027. This schedule 13D relates to the Issuer’s common stock, par value $0.01.
Item 2. Identity and Background.
(a)	This Statement is filed by:
(i)	LC Capital Master Fund, Ltd. (the “Master Fund”).

(ii)	Lampe, Conway & Co., LLC (“LC&C”).

(iii)	Steven G. Lampe (“Lampe”).

(iv)	Richard F. Conway (“Conway”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.
(b)	Residence or business address of each of the Reporting Persons:
LC Capital Master Fund, Ltd. c/o Trident Fund Services (B.V.I.) Limited P.O. Box 146 Waterfront Drive Wickhams Cay Road Town, Tortola British Virgin Islands

Lampe, Conway & Co., LLC Steven G. Lampe Richard F. Conway 680 Fifth Avenue Suite 1202 New York, New York 10019
(c)	The Master Fund is a Cayman Islands exempted company, LC&C is a Delaware limited liability company, Lampe is a United States citizen and Conway is a United States citizen. The principal business of the Master Fund is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

The Master Fund directly holds 1,295,775 shares (the “Shares”) of the Issuer’s common stock. LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements. Since LC&C shares voting and dispositive power over the Shares by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the Shares. LC&C disclaims beneficial ownership of the Shares except to the extent of the beneficial interest, if any, therein.
Lampe and Conway act as the sole managing members of LC&C and each of Lampe and Conway may be deemed to control LC&C. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by LC&C’s power to vote and/or dispose of the Shares. Each of Lampe and Conway disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.
(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
As of the date hereof, the Master Fund, LC&C, Lampe and Conway may be deemed to beneficially own 1,295,775 Shares.

The funds used for the acquisition of the Shares came from the working capital of the Master Fund.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the Shares for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the

Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. Depending upon the Reporting Persons’ ongoing evaluation of the Issuer, its business and other market conditions, the Reporting Persons may engage in purchase or sale transactions of the Issuer’s securities or develop plans or proposals with respect to the foregoing.
The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to maximize stockholder value. The Reporting Persons have attached as Exhibit 2 to this Schedule 13D the letter, dated March 6, 2006 (the “Letter”), from LC&C to the Board of the Issuer relating to the recently announced proposal of Highland Capital Management L.P. to acquire the Issuer’s common stock for $3.40 per share.
Item 5. Interest in Securities of the Issuer.
(a, b)	As of the date hereof, the Master Fund, LC&C, Lampe and Conway may each be deemed to beneficially own 1,295,775 Shares, constituting 7.5% of the outstanding shares of the Issuer, based upon the 17,388,389 shares outstanding as of October 26, 2005, according to the Issuer’s most recently filed Form 10-Q.

The Master Fund, LC&C, Lampe and Conway each have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 1,295,775 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 1,295,775 Shares.

The Master Fund, LC&C, Lampe and Conway each specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

(c)	The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were all effected in broker transactions.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement between the Reporting Persons to file jointly

Exhibit 2	Letter from LC&C to the Board of the Issuer dated March 6, 2006

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2006	LC Capital Master Fund, Ltd.*
	By:	/s/ Richard F. Conway
		Name:	Richard F. Conway
		Title:	Director

Lampe, Conway & Co., LLC*
	By:	/s/ Richard F. Conway
		Name:	Richard F. Conway
		Title:	Managing Member

/s/ Steven G. Lampe
	Name:	Steven G. Lampe*

/s/ Richard F. Conway
	Name:	Richard F. Conway*

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Annex A
Executive Officers and Directors of
LC Capital Master Fund, Ltd.

NAME AND BUSINESS ADDRESS	TITLE WITH EACH ENTITY
Richard F. Conway	Director
Lampe, Conway & Co., LLC
680 Fifth Avenue
Suite 1202
New York, New York 10019

Don Seymour	Director
dms Management Limited
Cayman Financial Centre
2nd Floor
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

Peter Young	Director
Rothstein Kass & Co.
27 Hospital Road
George Town, Grand Cayman
Cayman Islands

Annex B
Transactions in the Shares
TRANSACTIONS BY LC CAPITAL MASTER FUND, LTD

	Number of Shares
Date of Transaction	Purchased/(Sold)	Price of Shares ($)
03/02/06	188,500	3.50
03/03/06	16,700	3.75
03/06/06	22,375	3.75